UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-39164

Indonesia Energy Corporation Limited
(Translation of registrant's name into English)

Dea Tower I, 11th Floor, Suite 1103 Jl. Mega Kuningan Barat Kav. E4.3 No.1-2 Jakarta, Indonesia 12950
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 1 is a copy of the press release of Indonesia Energy Corporation Limited (the “Company”), dated January 16, 2020, titled “ Indonesia Energy Corporation Announces 2020 Development Plans.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDONESIA ENERGY CORPORATION LIMITED
(registrant)

Dated: January 16, 2020	By:	/s/ Frank C. Ingriselli
Name: Frank C. Ingriselli
Title: President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of the Company, dated January 16, 2020.